16 December 2011

National Grid plc
New York regulatory commission approves deferral account recovery of $240 million

National Grid plc (“National Grid”) is today announcing that the New York Public Service Commission (NYPSC) has approved National Grid’s request to recover certain deferred costs, and some of the recent storm costs. The numbers presented are based on the verbal decision from the NYPSC and subject to verification pending the issuance of a written order.

In July 2011, the Company filed for recovery of $236 million of deferred costs in Niagara Mohawk Electric, in line with the timetable set out in the rate case approved in January 2011. These recoveries relate to costs that have been incurred by the business over a number of years in relation to pensions, environmental costs, capital expenditure and other activities. These costs have not yet been charged to customers. The NYPSC has approved approximately $211 million out of the filed $236 million.

In addition, the Commission is also allowing the company immediate recovery of approximately $25 million of storm costs associated with Hurricane Irene which affected our service territory in August. This allows early recovery of a portion of the total estimated costs of that storm. Further, the approved amount includes a net $4 million associated with carrying charges and other adjustments on the deferral balance over the 15 month recovery period.

The hurricane cost recovery is subject to review by the NYPSC and the Company will be making a separate filing for the remainder of the outstanding hurricane costs at a future date.

The benefit to Company revenues in relation to this deferral filing will be $240 million over the 15 months from 1 Jan 2012. (See footnote 1 for complete calculation)

At the same time, the NYPSC has approved the removal of $573 million of competitive transition charges (CTC) from rates. The CTC was a surcharge allowed by the NYPSC in 2001 to collect expenses over a ten year period related to historical costs associated with the company’s transition to competitive deregulated supply markets. The 10 year period ends on 31 December 2011. In the past, National Grid has not included the revenue associated with the CTC surcharge in its business performance results.

The removal of the CTC combined with the collection of deferred expenses will mean that customers will benefit from lower delivery bills from 1 January 2012.

“National Grid is very pleased with the outcome of the deferral filing”, said Ken Daly, President National Grid New York. “It will allow us to pass significant bill reductions onto our Upstate New York electric customers, while at the same time recovering expenses previously incurred in operating our electric system and investing in infrastructure to provide safe and reliable service for our customers. Along with the recent completion of our five-year $1.5 billion investment in the Upstate electric infrastructure, this bill reduction and our enhanced focus on economic development will help support the growth of the Upstate New York economy and demonstrates our commitment to the New York business.”

National Grid
16 December 2011 Niagara Mohawk Deferral Outcome

Footnote 1 – Calculation of deferral amount awarded by NYSPSC.

Category Original Filing NYPSC Decision
(millions $)
Deferral $236 $211
Carrying Charge * $0	$11
Hurricane Irene Storm $0	$25
Street Lights ** $0	$(7)
Total	$236 $240

Notes:
* Carrying charges on the deferral balance over the 15 month recovery period.

**	The NYPSC has postponed recovery on $7m of the deferral amount to mitigate the impact associated with our streetlighting customers.

National Grid
16 December 2011 Niagara Mohawk Deferral Outcome

CONTACTS

National Grid:

Investors

John Dawson	+44 20 7004 3170	+44 7810 831944 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead Victoria Davies	+44 20 7004 3166 +44 20 7004 3171	+44 7752 890787 (m) +44 7771 973447 (m)
Michael Smart	+44 20 7004 3214	+44 7767 298988 (m)
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Media

Gemma Stokes	+44 1926 655272	+44 7974 198333 (m)
Chris Mostyn	+44 20 7004 3149	+44 7774 827710 (m)
Stephen Brady	+716 831 7744

Brunswick Tom Burns Rebecca Shelley Tom Batchelar	+44 207 404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Hurricane Irene and other storms; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; National Grid’s status as a holding company with no revenue generating operations of its own; inflation; seasonal fluctuations; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; accounting standards, rules and interpretations, including changes of law and accounting standards and other factors that may affect National Grid’s effective rate of tax; and incorrect or unforeseen assumptions or conclusions relating to business development activity. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the ‘SEC’) (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.